April 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz Mary Beth Breslin Ted Moskovitz Lynn Dicker Dennis Hult

Re:	TriVascular Technologies, Inc. Registration Statement on Form S-1 (File No. 333-194466)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between April 3, 2014 and the date hereof, approximately 4,255 copies of the Preliminary Prospectus dated April 3, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Tuesday, April 15, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

As representatives of the

Prospective Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Director